Exhibit 99.1

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS AS OF
JUNE 30, 2025

AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

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NLS PHARMACEUTICS LTD.

INTERIM CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,072,376	$1,665,395
Prepaid expenses and other current assets	963,511	560,157
Total current assets	4,035,887	2,225,552

Deferred offering costs	296,154	–
Property and equipment, net	5,303	7,290
Other assets	283	283
Total assets	$4,337,628	$2,233,125

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable, including a related party of $10,000 and $15,000, as of June 30, 2025 and December 31, 2024, respectively	$1,021,052	$515,486
Other accrued liabilities	434,069	311,278
Total liabilities	1,455,121	826,764

Commitments and contingencies (Note 5)

Shareholders’ equity(deficit)
Preferred participation certificates, CHF 0.03 ($0.0369) par value, 583,198 registered shares issued and outstanding at June 30, 2025, and 206,452 at December 31,2024.	21,424	8,586
Preferred shares, CHF 0.03 ($0.0369) par value, 1,249,904 registered shares issued and outstanding at June 30, 2025, and none at December 31,2024.	42,539	–
Common shares, CHF 0.03 ($0.0369) par value, 4,152,056 registered shares issued and outstanding at June 30, 2025 and 3,159,535 at December 31, 2024.	153,141	118,918
Additional paid-in capital	77,361,856	75,600,478
Accumulated deficit	(74,805,306)	(74,430,474)
Accumulated other comprehensive loss	108,853	108,853
Total shareholders’ equity (deficit)	2,882,507	1,406,361
Total liabilities and shareholders’ equity (deficit)	$4,337,628	$2,233,125

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2025	2024
OPERATIONS
Operating expenses:
Research and development	$142,083	$271,350
General and administrative	1,637,132	1,782,142
Merger transaction costs	420,289	–
Total operating expenses	2,199,504	2,053,492

Operating loss	(2,199,504)	(2,053,492)

Other income (expense):
Other income (expense), net	(20,782)	104,643
Interest expense	(385)	(11,012)
Interest expense on related party loans	–	(75,973)
Total other income (expense)	(21,167)	17,658

Net loss	(2,220,671)	(2,035,834)
Deemed dividends - make whole shares	(1,231,900)	–
Deemed dividends- warrants	(613,939)	–
Accrued dividends on preferred shares	(126,367)	–
Net loss attributable to common shareholders	$(4,192,877)	$(2,035,834)

Basic and diluted net loss per common share	$(1.05)	$(1.94)

Weighted average common shares used in computing basic and diluted net loss per common share	4,004,867	1,048,632
COMPREHENSIVE LOSS
Other comprehensive loss:
Net loss	$(2,220,671)	$(2,035,834)
Effect of exchange rate changes	–	121,428
Defined pension plan adjustments	–	40,850

Comprehensive loss	$(2,220,671)	$(1,873,556)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND 2024

	Preferred Participation Certificates		Preferred Shares		Common Shares		Additional Paid	(Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit)	Loss	Total
BALANCE, JANUARY 1, 2025	206,452	$8,586	–	$–	3,159,535	$118,918	$75,600,478	$(74,430,474)	$108,853	$1,406,361
Issuance of equity in private placement offerings, net	568,278	20,332	1,249,904	42,539	161,290	5,394	3,231,735	–	–	3,300,000
Issuance of common shares due to exercise of warrants	–	–	–	–	76,847	2,570	178,212	–	–	180,782
Issuance of pre-funded preferred shares in private placement offerings, net	360,000	11,799	–	–	–	–	(11,799)	–	–	–
Conversion of preferred participation certificates into common shares	(551,532)	(19,293)	–	–	754,384	26,259	(6,966)	–	–	–
Share-based compensation	–	–	–	–	–		46,248	–	–	46,248
Deemed dividend-make whole shares	–	–	–		–		(1,231,900)	1,231,00	–	–
Deemed dividend-warrants	–	–	–		–		(613,939)	613,939	–	–
Accrued dividends on preferred shares	–	–	–	–	–		(126,367)	–	–	(126,367)
Pre-funded warrant issued as a deferred offering cost	–	–	–	–	–	–	296,154	–	–	296,154
Net loss	–	–	–	–	–	–	–	(2,220,671)	–	(2,220,671)
BALANCE, JUNE 30, 2025	583,198	$21,424	1,249,904	$42,539	4,152,056	$153,141	$77,361,856	$(74,805,306)	$108,853	$2,882,507

	Preferred Participation Certificates		Preferred Shares		Common Shares		Additional Paid	(Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit)	Loss	Total
BALANCE, JANUARY 1, 2024	–	$–	–	$–	810,723	$27,625	$61,670,367	$(70,373,484)	$(158,071)	$(8,833,563)
Issuance of common shares in private placement offerings, net	–	–	–	–	175,000	5,964	1,374,327	–	–	1,380,291
Share-based compensation	–	–	–	–	–	–	58,570	–	–	58,570
Defined pension plan adjustments	–	–	–	–	–	–		–	40,850	40,850
Effect of exchange rate changes on short-term loans	–	–	–	–	–			–	121,428	121,428
Net loss	–	–	–	–	–	–		(2,035,834)		(2,035,834)
BALANCE, JUNE 30, 2024	–	$–	–	$–	985,723	$33,589	$63,103,265	$(72,409,318)	$4,207	$(9,268,258)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2024
Operating Activities:
Net loss	$(2,220,671)	$(2,035,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,986	5,704
Share-based compensation expense	46,248	58,570
Periodic pension costs	–	40,850
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(403,354)	687,545
Accounts payable	505,566	(49,249)
Interest payable	–	86,985
Other accrued liabilities	(3,576)	(325,069)
Net cash used in operating activities	(2,073,801)	(1,530,498)

Financing Activities:
Proceeds from the issuance of common shares in private placement, net	3,300,000	1,380,291
Proceeds from exercise of common share warrants	180,782	–
Payments on notes payable	–	(194,715)
Net cash provided by financing activities	3,480,782	1,185,576

Change in cash and cash equivalents	1,406,981	(344,922)
Cash and cash equivalents at the beginning of period	1,665,395	897,680
Cash and cash equivalents at the end of period	$3,072,376	$552,758

Supplemental disclosure of non-cash and financing activities:
Issuance of note payable for prepaid insurance	$–	$396,000
Pre-funded warrant issued as a deferred offering cost	$296,154	$–
Deemed dividends on make whole shares and warrants	$1,845,839	$–
Issuance of pre-funded preferred shares in private placement offerings, net	$11,799	$–
Conversion of preferred participation certificates into common shares	$6,966	$–
Accrued dividends on preferred shares	$126,367	$–

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) and its wholly-owned subsidiaries NLS Pharmaceutics (Israel) Ltd., an Israeli company (the “Merger Sub”) and NLS Pharmaceutics Inc., a Delaware corporation, (“NLS Inc.”), is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as attention deficit hyperactivity disorder (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

The accompanying consolidated financial statements include the results of the Company, NLS Inc. and the Merger Sub. All references hereinafter to the Company mean the Company and its subsidiaries NLS Inc. and the Merger Sub.

On January 7, 2025, the Company convened an extraordinary shareholders’ meeting (the “Meeting”), at which the shareholders approved the proposal of the Board of Directors to reduce the nominal value of each registered share (common and preferred shares, if any) and each preferred participation certificate (if any) equally to CHF 0.03 ($0.0369) per share, with the released amounts to be allocated to the Company’s reserves. The par value was reduced from CHF 0.80 ($0.88) per share, and this change has been reflected retrospectively in all periods presented.

Agreement and Plan of Merger

On November 4, 2024, the Company, the Merger Sub, and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Kadimastem will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”), will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.03 Swiss Franc (CHF) par value per share, of the Company (“common share”) as calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). It was initially anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 80% of the issued and outstanding common shares on a fully diluted basis, subject to certain adjustments as of the closing of the Merger (the “Closing”).

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, the Company shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of the Company and its subsidiaries related solely to any product candidate of the Company and its subsidiaries, other than the Company’s Dual Orexin Agonist platform (such assets to be disposed, the “Legacy Assets”). It is expected that the proceeds from any such disposition will be distributed to the shareholders and warrant holders of the Company as of immediately prior to the Effective Time pursuant to the terms and conditions of a contingent value rights agreement, (the “CVR Agreement”).

At the Effective Time, each:

●	Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable common shares equal to the Exchange Ratio;

●	option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by the Company and converted into an option, warrant, other award, or right, as applicable, to purchase common shares in accordance with the terms of the Merger Agreement; and

●	each common share issued and outstanding immediately prior to the Effective time, and each common share acquirable upon the exercise of outstanding warrants and pre-funded warrants of the Company, shall continue to remain outstanding and, in addition, be entitled to a contingent value right (“CVR”) pursuant to the terms of the Merger Agreement and the CVR Agreement.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the Company’s board of directors (the “Board”) and Kadimastem’s board of directors, and the Board has resolved, subject to customary exceptions, to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated therein.

The Merger Agreement contains customary termination rights for each of the Company and Kadimastem. The Merger Agreement also provides that the Company shall pay to Kadimastem a termination fee of $10.0 million plus the Company Operating Expenses (as defined in the Merger Agreement), and the Transaction Expenses (as defined in the Merger Agreement) if the Company terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement.

On June 5, 2025, the Company entered into a fourth amendment (the “Fourth Amendment”) to the Merger Agreement. The previous amendments to the Merger Agreement were limited to extending the dates for consummation of the merger and related closing conditions.

Pursuant to the terms of the Fourth Amendment, the parties clarified the definition and calculation of “Exchange Ratio” (as defined in the Merger Agreement) to account for the valuation of the Company and the Combined Company (as defined in the Merger Agreement) and to reflect the initial target post-Closing fully diluted share split between the shareholders of Kadimastem and the shareholders of the Company of 85% (Kadimastem shareholders) and 15% (Company shareholders). In addition, pursuant to the terms of the Fourth Amendment, the parties clarified the potential adjustments to such initial target as a result of the Closing Cash (as defined in the Merger Agreement), the Closing Indebtedness (as defined in the Merger Agreement), the Parent Adjusted Cash Amount (as defined in the Merger Agreement), and any adjustments thereto.

In addition, pursuant to the terms of the Fourth Amendment, the parties clarified that, notwithstanding anything to the contrary contained in the Merger Agreement, unless the Company has entered into a binding term sheet or a definitive agreement, in either case with respect to the sale of the Legacy Assets (as defined in the Merger Agreement), or unless otherwise determined by the board of directors of the Company, the Company shall, beginning on the one-year anniversary of the Closing (as defined in the Merger Agreement), abandon attempts to consummate the Legacy Sale (as defined in the Merger Agreement) and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

Finally, the parties revised the closing conditions to require that the Company shall have convened a shareholder meeting for the election of the Kadimastem board members as members of the board of the Company, effective as of the Effective Time (as defined in the Merger Agreement), and such individuals shall have been so elected at such shareholder meeting.

Except as stated above, the Fourth Amendment does not make any other substantive changes to the Merger Agreement.

On August 29, 2025, the Company entered into a seventh amendment (the “Seventh Amendment”) to the Merger Agreement that were limited to extending the dates for consummation of the merger and related closing conditions.

Pursuant to the Seventh Amendment, the parties agreed to extend the termination date of the Merger Agreement from August 31, 2025, to October 31, 2025, to facilitate completion of the merger.

The parties remain focused on and fully committed to aligning their efforts to completing the merger as soon as possible and with the utmost diligence. The parties are actively working to fulfill all commitments related to the process and adhere to the requirements set forth by all regulatory agents.

Contingent Value Right Agreement

Prior to the Closing, the Company will enter into the CVR Agreement with VStock Transfer, LLC, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by the Company from the disposition of the Legacy Assets.

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Going Concern

As of June 30, 2025, the Company had an accumulated deficit of approximately $74.8 million and the Company incurred an operating loss for the six months ended June 30, 2025, of approximately $2.2 million. The Company also used approximately $2.1 million of cash in operating activities during this period. To date, the Company has dedicated most of its financial resources to achieve and maintain Phase 3 readiness, research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of June 30, 2025, the Company’s cash and cash equivalents were approximately $3.1 million. The Company’s existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the issuance of these unaudited interim condensed financial statements. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. The Company is actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. There can be no assurance that such capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern beyond one year from the issuance of these unaudited interim condensed financial statements.

Accordingly, the accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these unaudited interim condensed financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these unaudited interim condensed financial statements do not necessarily purport to represent realizable or settlement values. These unaudited interim condensed financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The interim results for the six months ended June 30, 2025, are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future interim periods.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 20-F as of and for the year ended December 31, 2024 filed with the Securities Exchange Commission on May 16, 2025.

Effective September 27, 2024, the Company filed amended articles of association with the commercial registry of Zurich reflecting an increase in share capital to CHF 937,600, divided into 1,172,000 registered shares with a nominal value of CHF 0.80 each and filed for a 1-for-40 reverse share split. The number of shares outstanding before and after the reverse split were adjusted accordingly on a retrospective basis. Further, on January 14, 2025, the shareholders of the Company approved a change in the par value of the common share from CHF 0.80 to CHF 0.03 per share, effective January 17, 2025. All share amounts reflect the par value of CHF 0.03 ($.0369) which has been applied retrospectively to all periods presented in these interim financial statement as of June 30, 2025.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these unaudited interim condensed financial statements, the Company’s significant estimates include the valuation allowance related to the Company’s deferred tax assets, the share-based compensation, and deemed dividends resulting from the triggering of down round provisions embedded in equity-linked instruments.

JOBS Act Accounting Election

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company intends to take advantage of the exemptions until it is no longer an EGC.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At June 30, 2025 and 2024, substantially all of the cash balances are deposited in one banking institution. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits.

Functional Currency

The Company has operations in Switzerland and the United States. The Company’s functional currency is the U.S. dollar (“USD”). The results of its non-USD based operations are translated to USD at the average exchange rates during the year. The Company’s assets and liabilities are translated using the current exchange rate as of the balance sheet date and shareholders’ equity is translated using historical rates. Foreign exchange transaction gains and losses are included in other income/expense in the Company’s results of operations and comprehensive loss.

Research and Development

Costs for research and development, or R&D of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

Fair Value Measurements

The Company measures and discloses fair value in accordance with ASC 820, “Fair Value,” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Fair value is determined using comparable market transactions and other valuation methodologies, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company’s cash and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above. The carrying value of the Company’s accounts payable and accruals approximates fair value due to the short-term nature of these liabilities. The Company did not hold any cash equivalents.

Deferred Offering Costs – Equity Line of Credit

Deferred offering costs consist of legal, accounting, commitment fees, and other professional fees directly related to anticipated equity financings. Such costs are capitalized until the related equity issuance is completed, at which time they are recorded as a reduction of the offering proceeds. If the planned equity issuance is abandoned or the facility expires without utilization, the costs are expensed in the period of termination.

As of June 30, 2025, the Company had recorded $296,154 in deferred offering costs related to the establishment of its equity line of credit, which had not yet been utilized. The Company had no deferred offering costs outstanding as of June 30, 2024.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Due to the fact that the Company has a history of generating losses, and expects to generate losses in the foreseeable future, a full valuation allowance has been recorded.

The Company accounts for uncertain tax positions in accordance with an amendment to ASC Topic 740-10, “Income Taxes (Accounting for Uncertainty in Income Taxes),” which clarified the accounting for uncertainty in tax positions. This amendment provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is “more-likely-than-not” to be sustained were it to be challenged by a taxing authority.

The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the “more-likely-than-not” threshold, the largest amount of tax benefit that is more than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

Share-Based Compensation

The Company measures all share-based awards granted based on the fair value on the date of the grant and recognizes compensation expense with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company recognizes forfeitures related to share-based compensation awards as they occur and reverses any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

The Company classifies share-based compensation expense in the accompanying consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each share option is estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes”). Black-Scholes requires a number of assumptions, of which the most significant are share price, expected volatility, expected option term (the time from the grant date until the options are exercised or expire), risk-free rate and expected dividend rate. The grant date fair value of a common share is determined by the board of directors (the “Board of Directors”) considering, among other factors, the assistance of a valuation specialist and management. The grant date fair value of a common share is determined using the valuation methodologies, which utilize certain assumptions, including probability weighting of events, volatility, time to liquidation, and risk-free interest rate.

Preferred Shares and Preferred Participation Certificates

Upon issuance of a convertible preferred share instrument, the Company evaluates its classification as either equity or debt. In accordance with ASC 480, the Company’s preferred shares and preferred participation certificates (“PPCs”) were classified as permanent equity as it does not contain any mandatorily redeemable provisions. Further, in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in an Entity’s Own Equity,” the preferred shares and PPCs did not meet any of the criteria that would preclude equity classification. The Company concluded that the preferred shares were more akin to an equity-type instrument than a debt-type instrument, therefore the conversion features associated with the convertible preferred shares and PPCs were deemed to be clearly and closely related to the host instrument and were not bifurcated as a derivative under ASC 815.

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants, options to purchase common shares and shares issuable upon the conversion of preferred shares and PPCs.

A summary of the potentially dilutive securities that were excluded from diluted net loss per share each year because their effect would be antidilutive are presented as follows:

	June 30,
	2025	2024
Share options	34,417	38,873
Warrants (excluding pre-funded)	2,450,454	575,878
Convertible preferred shares	1,863,032	-
	4,347,903	614,751

Segment Reporting

The Company manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in Switzerland.

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly provided to the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The CODM uses consolidated net income (loss) to assess performance, evaluate cost optimization, and allocate resources, including personnel-related and financial or capital resources, in the annual budget and forecasting process, as well as budget-to-actual variances on a monthly basis. As such, the Company has determined that it operates as one operating and reportable segment.

The significant expenses regularly reviewed by the CODM are consistent with those reported on the Company’s consolidated statement of operations and expenses are not regularly reviewed on a more disaggregated basis for assessing segment performance and deciding how to allocate resources. The CODM does not regularly review total assets for the Company’s single reportable segment as total assets are not used to assess performance or allocate resources.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 requires public business entities to disclose, on an annual basis, a rate reconciliation presented in both dollars and percentages. The guidance requires the rate reconciliation to include specific categories and provides further guidance on disaggregation of those categories based on a quantitative threshold equal to 5% or more of the amount determined by multiplying pretax income (loss) from continuing operations by the applicable statutory rate.

For entities reconciling to the US statutory rate of 21%, this would generally require disclosing any reconciling items that impact the rate by 1.05% or more. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted.

The adoption of ASU 2023-09 is expected to have a financial statement disclosure impact only and is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Disaggregation of Income Statement Expenses” a new accounting standard to improve the disclosures about an entity’s expenses and address requests from investors for more detailed information about the types of expenses included in commonly presented expense captions. The new standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with retrospective application permitted. The Company is evaluating the disclosure requirements related to the new standard and its impact on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements currently in effect that may impact its consolidated financial statements and does not believe any other recently issued standards will have a material impact on its financial position or results of operations.

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of June 30, 2025, and December 31, 2024:

	June 30,	December 31,
	2025	2024

Vendor prepayments	$24,330	$65,237
VAT recoverable and other current assets	29,873	49,479
Other short-term receivables	536,690	400,000
Prepaid insurance	188,151	42,470
Prepaid expenses	184,467	2,970
Total prepaid expenses and other current assets	$963,511	$560,157

Note 4

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of June 30, 2025, and December 31, 2024:

	June 30,	December 31,
	2025	2024

Professional consultants’ expenses	$104,814	$110,345
Stamp tax	112,965	125,793
Accrued board fees	73,021	47,586
Other accrued expenses	16,902	27,554
Accrued dividends on preferred share	126,367	-
Total other accrued liabilities	$434,069	$311,278

Note 5

Commitments and Contingencies:

Commitments

On March 10, 2021, the Company entered into a license agreement with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations.

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertains to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement. The Company asserts that the services provided did not meet the required standard of care and intends to defend its position.

On May 9, 2025 the Company filed its response denying any liability and raised a counterclaim in CHF 30’000 plus 5% interest accrued since June 29, 2022. The proceedings have been stayed upon the parties’ common request until October 15, 2025, to allow settlement discussions, before Université de Lausanne filed its response to NLS’ counterclaim. Parties are currently negotiating a possible amicable resolution of their dispute.

Note 6

Equity:

Preferred Shares and PPCs

On October 9, 2024, the Company entered into a securities purchase agreement, or the Debt Securities Purchase Agreement, (“Debt SPA”) with an accredited investor, pursuant to which in exchange for the satisfaction of the Company’s debt in the aggregate amount of $4.0 million held by the investor, the Company agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of $4.96 per share (rounded). The preferred shares contain an initial conversion price of $4.96 per share. The transactions contemplated by the Debt SPA closed on October 10, 2024. Pursuant to the Debt SPA, the Company agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. Any additional preferred shares issued upon the investor’s right being exercised will be identical to the initial preferred shares except the conversion price will be based on the average daily closing sale price of common shares for the five trading days prior to the investor giving notice of its intent to exercise its rights. Additionally, pursuant to the Debt SPA, the Company agreed to grant the investor the right to participate in up to fifty percent (50%) of future offerings of the Company’s securities for one year following the closing. In addition, the Company agreed not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares.

In October 2024, the Company amended and restated its articles of association to designate 806,452 of preferred shares with a par value of 0.03 CHF ($.03689 USD) (the “Preferred Shares”) in connection with the execution of a securities purchase agreement. The Preferred Shares have the following rights, preferences and privileges:

●	Accrue dividends at an annual rate of eight percent (8%) of the stated value of the preferred shares from the date of issuance;

●	Stated value and initial conversion price of $4.96, subject to adjustment, for share splits, dividends and the subsequent sale or issuance of equity and equity-linked instruments with an effective price per share that is lower than the initial conversion price (“Down Round Provision”); and

●	Have no voting rights.

Upon any liquidation, dissolution or winding up of the Company, the preferred shareholders will be entitled to receive an amount equal to the stated value of any Preferred Shares held at the time of such an event prior to any holders of common shares.

On November 13, 2024, as disclosed in the Company’s Report on Form 6-K filed with the SEC on November 15, 2024, the Company filed amended and restated articles of association with the commercial registry of the Canton of Zurich, Switzerland, to reflect the following:

●	Capital increase of CHF 29,887.20 through the issuance of 37,359 registered common shares with a nominal value of CHF 0.80 each.

●	Conversion of 598,539 registered common shares into 598,539 registered preferred shares with a nominal value of CHF 0.80 each.

●	Exchange of 207,913 registered common shares and 806,452 registered preferred shares into 1,014,365 non-voting registered PPCs with a nominal value of CHF 0.03 ($.03689 USD) each.

PPCs have no voting rights and have the same rights, preferences and privileges as the Preferred Shares. Following this transaction, and in connection with the creation of the PPCs, one of the Company’s accredited investors elected to exchange 806,452 of its previously held Preferred Shares for an equivalent number of PPCs. This exchange reduced the number of outstanding Preferred Shares accordingly, while increasing the number of outstanding PPCs by the same amount. As a result, there were no Preferred Shares outstanding for U.S. GAAP purposes as of December 31, 2024.

On March 27, 2025, the Company entered into a securities purchase agreement, or the March 2025 SPA, with three accredited investors. Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, 1,212,122 Preferred Shares and warrants to purchase common shares with an initial conversion price of $1.65 per share and exercise price of $1.80, for aggregate gross proceeds of $2 million. The March 2025 SPA closed in two separate tranches on March 28, 2025 and June 27, 2025.

Pursuant to the terms of the March 2025 SPA, the Company issued an aggregate of 1,249,904 Preferred Shares, 568,278 PPCs, and 1,181,818 common share warrants with an exercise of $1.80 per share exercisable immediately for five years and received gross proceeds of $3,000,000 or $1.65 per unit of a Preferred Share or PPC and warrant issued (the “March 2025 Offering”).

The initial conversion and exercise prices in the Preferred Shares, PPC and common share warrants issued in March and June 2025 are subject to adjustment, for share splits, dividends and the subsequent sale or issuance of equity and equity-linked instruments with an effective price per share that is lower than the initial conversion price.

During the six months ended June 30, 2025, the Down Round Provision embedded in the October 2024 Preferred Shares and PPCs was triggered twice. Once in January 2025 with the sale of common shares at $3.10 (see below) and by the March 2025 SPA which resulted in the conversion price of the outstanding Preferred Shares or PPCs being reduced from $3.10 to $1.65. The impact of the triggering of these Down Round Provisions is disclosed in more detail below in the subheading titled Deemed Dividends.

In connection with the January 2025 trigger, the Company issued 360,000 PPCs to the preferred shareholders in the October 2024 issuance. During the six months ended June 30, 2025, 551,532 PPCs were converted into 754,384 common shares.

As of June 30, 2025 and December 31, 2024, the total issued and outstanding Preferred Shares and PPCs were 1,249,904 and 583,198 and 1,249,904 and 206,452, respectively. As of June 30, 2025, the PPCs issued and outstanding of 583,198 consist of 14,920 issued on October 9, 2024 with the Debt SPA with a stated value of $74,003 convertible into 44,850 common shares and the 568,278 issued in the March 2025 SPA issuable into 568,278 common shares.

As of June 30, 2025, there are 1,863,032 common shares issuable upon the conversion of the issued and outstanding Preferred Shares and PPCs.

Pursuant to the Company’s articles of association, PPCs accrue dividends on the stated value at a rate of 8%. As of June 30, 2025, accrued dividends totaled $126,367 which has been included in other accrued liabilities on the accompanying balance sheet.

Treasury Shares per the Swiss Corporate Law

The Company may hold common shares in treasury per Swiss Corporate Law and may consider issuing additional common shares to the Exchange Agent during a capital increase. Swiss law limits the Company’s right to purchase and hold its own shares. The Company and its subsidiaries may purchase shares only if and to the extent that (i) freely disposable equity capital is available in the required amount; and (ii) the combined par value of all such shares does not exceed 10% of the share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. The Company currently does not have any transfer restriction in its articles of association. If the Company owns shares that exceed the threshold of 10% of the Company’s share capital, the excess must be sold or cancelled by means of a capital reduction within a reasonable time.

Shares held by the Company or its subsidiaries are not entitled to vote at the shareholders’ meeting but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

Swiss law and the Company’s articles of association do not impose any restrictions on the exercise of voting or any other shareholder rights by shareholders residing outside of Switzerland.

Furthermore, according to Swiss accounting rules, the Company needs to reflect the amount of the purchase price of the acquired treasury shares as a negative position through the creation of a special reserve on its balance sheet. The Company may face negative Swiss tax implications, if it holds more than 10% of its own shares or retains treasury shares for a period exceeding six years. This 6-year period stands still, if the own shares were purchased due to obligations triggered by convertible bonds, option bonds or by employee participation plans, as long as such obligation duly exists (in case of an employee participation plan, however, for a maximum period of 6 years, i.e., in total 12 years).

Common Shares

In January 2025, the Company sold 161,290 common shares for $3.10 per share and received $500,000 of gross proceeds. This issuance of common shares at $3.10 triggered the Down Round Provision included in the outstanding Preferred Shares that were issued in October 2024. See detailed disclosures regarding the financial statement impact of this trigger below.

On March 31, 2025, the Company entered into a Common Shares Purchase Agreement (the “ELOC SPA”) with Alpha Capital Anstalt (“Alpha”), relating to a committed equity line of credit. Pursuant to the ELOC SPA, the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of Company common shares, subject to certain conditions and limitations set forth in the ELOC SPA.

The purchase price of the common shares that the Company elects to sell to Alpha pursuant to the ELOC SPA will be 95% of the volume weighted average price of the common shares during the applicable purchase date on which the Company has timely delivered written notice to Alpha directing it to purchase Company common shares under the ELOC SPA.

In connection with the execution of the ELOC SPA, the Company issued a pre-funded warrant to purchase 192,308 common shares at par value as consideration for its irrevocable commitment to purchase the common shares upon the terms and subject to the satisfaction of the conditions set forth in the ELOC SPA.

As of June 30, 2025, no shares have been sold under the ELOC SPA. The Company has reflected the estimated fair value of the pre-funded warrants of $296,154 issued to Alpha in connection with the ELOC SPA as a deferred offering cost and additional paid-in capital which is included in prepaid expenses and other current assets on the accompanying balance sheet as of June 30, 2025. The pre-funded warrants estimated fair value was based on the market price of Company’s common shares of $1.54 on the date issued, since the exercise price is equal to par value or de minimis.

Deemed Dividends

Down Round Provision Triggers

The Company has issued and outstanding Preferred Shares and warrants to purchase common shares that include down round provisions. During the six months ended June 30, 2025, these down-round provisions were triggered twice when the Company sold common shares at $3.10 in January 2025 (the “January 2025 Trigger”) and sold Preferred Shares and common share warrants for $1.65 in March and June 2025 (the “March 2025 Trigger”).

The January 2025 Trigger resulted in the reduction of the conversion price of the 806,452 Preferred Shares issued in October 2024 of $4.96 to $3.10. The reduction in conversion price was applied to all 806,452 Preferred Shares issued in October 2024, even 600,000 Preferred Shares converted into common shares prior to the January 2025 Trigger.

This was due to the Company executing the sale of a securities purchase agreement in December 2024, (December 2024 SPA”) and delays of the closing being caused by the Company. The Company issued 360,000 PPCs to the Preferred Share holder in January 2025 representing the additional common shares to be issued for the reduction of conversion price of $4.96 to $3.10 to the 600,000 shares converted. The common shares issuable pre and post modification of the conversion price was 806,452 and 1,290,323, respectively, or 483,871 additional common shares issuable upon conversion.

Further, the conversion price was further reduced from $3.10 to $1.65 from the March 2025 Trigger when there was 81,452 PPCs remaining unconverted with a stated value of $4.96 resulting in 114,526 additional common shares being issuable upon conversion. The March 2025 Trigger also reduced the exercise price of outstanding warrants issued in October 2024 from $4.25 to $1.65 per share.

The Company determined the incremental value provided to the preferred shareholder for the reduction in the conversion price from $4.96 to $3.10 and $3.10 to $1.65 using a Black-Scholes model to determine the fair value of the Preferred Shares outstanding pre and post modification to the conversion price caused by the January and March 2025 Triggers. Further, the Company determined the incremental value provided to the warrant holders for the reduction in the exercise price from $4.25 to $1.65. The incremental values computed using the Black-Scholes model on the Preferred Shares and warrants was $571,331 and $42,608, respectively, or a total of $613,939. The Black-Scholes model incorporates the following inputs: expected term .25 – 4.50 years, risk free rate 4.05 – 4.24%, share price $1.54 - $2.06, volatility 121.24%-175.32%, and dividends of 0.00%.

Make Whole Provision

Pursuant to the March 2025 Offering, the Company agreed to a make whole arrangement with Alpha. The Company agreed to issue Alpha 435,000 Preferred Shares to compensate Alpha for the common shares that would have been issued to Alpha under the Debt SPA and December 2024 SPA related to an alleged claim that the Company did not timely honor its price-protection and registration obligations. In return, Alpha would waive any and all liquidated damages arising from such claims. This make whole provision settled on June 27, 2025 with the issuance of 485,000 pre-funded common share warrants with an exercise price equal to par value and Alpha agreed that the issuance fully satisfied any and all claims. Given the nominal exercise price the fair value of the pre-funded warrants was based on the market price of the Company’s common shares on the settlement date of $2.54. The Company recognized a deemed dividend of $1,231,900 for the aggregate value of the pre-funded warrants.

During the six months ended June 30, 2025, the Company has reflected a total of $1,845,839 in deemed dividends for the above transactions which has been presented within shareholders’ equity and increases the net loss available to common shareholders in the computation of loss per share on the statements of operations.

Warrants

During the six months ended June 30, 2025, the Company had the following common share warrant issuances:

●	1,181,818 warrants with an exercise price of $1.80 per share exercisable for five years in the March 2025 SPA

●	192,308 pre-funded warrants as a commitment fee pursuant to an equity line of credit executed with Alpha

●	485,000 pre-funded warrants pursuant to a make whole provision in the March 2025 SPA

The following table summarizes the common share warrant activity for the six-month period ended June 30, 2025:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term
Balance at January 1, 2025	1,598,962	$16.44	3.32
Issuances	1,859,126	1.16
Exercises	(76,817)	1.43
Balance outstanding and exercisable at June 30, 2025	3,381,241	$8.38	3.00

The intrinsic value of exercisable but unexercised in-the-money common share warrants at June 30, 2025 was $5,188,448.

 Option Plan

On December 14, 2021, the Board of Directors adopted the Share Option Plan Regulation 2021 (the “Option Plan”). The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase common shares. The Board of Directors allocated fifteen percent (15%) of the Company’s fully diluted shares to awards that may be made pursuant to the Option Plan.

The exercise prices, vesting and other restrictions of the awards to be granted under the Option Plan are determined by the Board of Directors, except that no share option may be issued with an exercise price less than the fair market value of the common shares at the date of the grant or have a term in excess of ten years. Options granted under the Option Plan are exercisable in whole or in part at any time subsequent to vesting.

The following table summarizes total share option activity for the six-month period ended June 30, 2025:

	Number of Options	Weighted Average Exercise Price

Balance at December 31, 2024	34,417	$47.14
Granted	–	–
Exercised	–	–
Expired/cancelled	–	–
Balance at June 30, 2025	34,417	$47.14
Options vested and exercisable	24,164

The weighted average remaining contractual life of each of the options outstanding, options vested and exercisable and options expected to vest at June 30, 2025 was 7.1 years.

The following table summarizes unvested share option activity for the six-month period ended June 30, 2025:

	Non-Vested Options	Weighted Average Grant date Fair Value

Balance at December 31, 2024	15,301	$41.11
Granted	–
Vested	5,048
Forfeited	–
Balance at June 30, 2025	10,253	$37.99

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s common shares for those share options that had exercise prices lower than the fair value of the Company’s common shares. The share price as of June 30, 2025, was $2.90 and the aggregate intrinsic value for options outstanding and expected to vest each year was nil. The intrinsic value of exercisable options was nil as the exercise price was greater than the share price.

Share-based compensation expense for the six months ended June 30,2025 and 2024, was $46,248 and $58,570, respectively, and is included in general and administrative expenses. As of June 30, 2025, total unrecognized share-based compensation expense relating to unvested share options was $71,671. This amount is expected to be recognized over a weighted-average period of 1.5 years.

Note 7

Related party consulting agreements:

The Company entered into consulting agreements with several of its senior management.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the six months ended June 30, 2025, and 2024, the Company recorded fees to Mr. Konofal of $54,164 and $63,473, respectively, included in research and development expenses on the statement of operating and comprehensive loss.

On March 19, 2024, the Company entered into an exclusive license agreement (the “Aexon Agreement”), with Aexon Labs Inc., a Delaware corporation (“Aexon”). Alexander Zwyer, (the Company’s Chief Executive Officer) owns 35% of Aexon, and Eric Konofal (the Company’s Chief Scientific Officer) owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which the Company has a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon. Pursuant to the Aexon Agreement, Aexon granted the Company an exclusive, royalty-bearing license (“License”), with the right to grant sublicenses in multiple tiers according to the terms of the Aexon Agreement. Subject to earlier termination of the Aexon Agreement in accordance with its terms, the term of the Aexon Agreement is from the effective date of the Aexon Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the Aexon Agreement) of a patent identified in the Aexon Agreement and patents owned by Aexon as of the date of the Aexon Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the Aexon Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent.

The Company made an upfront payment of $30,000 for the option exclusivity and $170,000 upon execution of the definitive agreement to exercise the option for the Aexon Agreement, of which $40,000 was paid in cash and the remaining $130,000 was paid in 23,028 common shares. In addition, Aexon will receive 15% of all proceeds earned by the Company in any future sub-licensing agreements. The Company must also make royalty payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the Aexon Agreement range from $100,000 to $300,000, in addition to percentage royalty payments ranging from 5% to 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. Further, pursuant to the Aexon Agreement, the Company has agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees, ranging between 5% and 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. For the six months ended June 30, 2025, the Company recorded fees to Aexon of $50,000 which is included in research and development expenses on the statement of operating and comprehensive loss.

In October 2024, the Company entered into a consulting agreement with Ms. Nicole Fernandez-McGovern, the Company’s current Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Fernandez-McGovern a monthly retainer for her services of $18,000 per month. For the six months ended June 30, 2025, the Company recorded fees to Ms. Fernandez-McGovern of $108,000 which is included in general and administrative expenses on the statement of operating and comprehensive loss.

 Note 8

Revisions of previously issued financial statements:

The Company identified an error in the classification of Preferred Shares and common shares within shareholders’ equity on the Consolidated Balance Sheets as of December 31, 2024. The error was limited to the line item presentation of “preferred shares” and “common shares” and did not affect total shareholders’ equity (deficit), the consolidated statements of operations, the consolidated statements of equity, the consolidated statements of cash flows, or any other financial statement captions.

The Consolidated Balance Sheets have been revised to correct the presentation of preferred shares and common shares as of December 31, 2024.

The table below summarizes the effect of the revision correcting the error on the Company’s previously issued financial statements as of December 31, 2024 (such revisions are prior to the retrospective restatement of the change in par value equally from CHF 0.80 ($0.88) per share to CHF 0.03 ($0.0369) per share, with the released amounts to be allocated to the Company’s reserves):

Shareholders’ Equity (Deficit)	As Previously Reported	Adjustment	As Revised
Preferred shares, CHF 0.80 par value, 206,452 registered shares issued and outstanding at December 31, 2024	$2,740,958	$(2,574,605)	$166,353
Common shares, CHF 0.80 par value, 3,159,535 registered shares issued and outstanding at December 31, 2024	166,353	2,574,605	2,740,958
Additional paid-in capital	72,820,671	—	72,820,671
Accumulated deficit	(74,430,474)	—	(74,430,474)
Accumulated other comprehensive loss	108,853	—	108,853
Total shareholders’ equity (deficit)	$1,406,361	$—	$1,406,361

As of December 31, 2024, preferred shares includes preferred participation certificates.

Note 9

Subsequent Events:

Management has evaluated subsequent events that have occurred through the date these unaudited interim condensed financial statements were issued.

 Warrant Exchange Agreement

On August 5, 2025, the Company entered into a warrant exchange agreement (the “Exchange Agreement”) with Alpha. Pursuant to the terms of the Exchange Agreement, the Company and Alpha agreed to exchange a certain common share purchase warrant dated October 10, 2024 to purchase 207,913 of the Company’s common shares previously issued to Alpha under a securities purchase agreement dated October 9, 2024, between the Company and certain accredited investors, including Alpha (the “Warrant”), for 100,000 common shares (the “Exchange Shares”).

The Exchange Shares are being issued in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended. Pursuant to the Exchange Agreement, the Company agreed to issue the Exchange Shares within one trading day of execution, and acknowledged that Alpha’s holding period for Rule 144 purposes will tack back to the original issue date of the Warrant. The Exchange Shares will have the same rights as the warrant shares under specified provisions of the Warrant.

In addition, Alpha waived any liquidated damages related solely to the Company’s registration obligations under the securities purchase agreements dated October 9, 2024 and December 4, 2024, and the related Registration Rights Agreement, all as previously executed between the Company and Alpha. No other rights under any other agreements were waived.